SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

SCHEDULE TO

Tender Offer Statement Under Section 14(d)(1) or 13(e)(1)

of the Securities Exchange Act of 1934

HEDGE FUND GUIDED PORTFOLIO SOLUTION

(Name of Issuer)

HEDGE FUND GUIDED PORTFOLIO SOLUTION

(Name of Person(s) Filing Statement)

SHARES OF BENEFICIAL INTEREST

(Title of Class of Securities)

N/A

(CUSIP Number of Class of Securities)

Girish S. Kashyap, Esq.

c/o Grosvenor Capital Management, L.P.

900 North Michigan Avenue

Suite 1100

Chicago, Illinois 60611

(312) 506-6695

(Name, Address and Telephone Number of Person Authorized to Receive Notices and

Communications on Behalf of the Person(s) Filing Statement)

With a copy to:

George J. Zornada, Esq.

K&L Gates LLP

State Street Financial Center

One Congress Street

Suite 2900

Boston, Massachusetts 02114-2023

(617) 261-3231

September 27, 2023

(Date Tender Offer First Published,

Sent or Given to Security Holders)

☐ Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☐ third-party tender offer subject to Rule 14d-1.

☒ issuer tender offer subject to Rule 13e-4.

☐ going-private transaction subject to Rule 13e-3.

☐ amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: ☐

ITEM 1. SUMMARY TERM SHEET.

Hedge Fund Guided Portfolio Solution (the “Fund”) is offering to purchase shares of beneficial interest in the Fund (“Shares”) from investors of the Fund (“Investors”) at their net asset value, calculated as of the Valuation Date (as defined below). The Board of Trustees of the Fund (the “Board”) has authorized the Fund to offer to purchase Shares in an amount up to $52,500,000. The offer to purchase Shares (the “Offer”) will remain open until 12:00 midnight, Eastern Time, on October 27, 2023, or if the Offer is extended, until a later date that corresponds to the extension of the Offer made in the absolute discretion of the Board (the “Expiration Date”). The net asset value of Shares will be calculated for this purpose as of December 31, 2023, or, if the Offer is extended, as of the next occurring last business day of a calendar month which is at least sixty-five (65) days from the date on which the Offer actually expires (the “Valuation Date”). The Fund reserves the right to adjust the Valuation Date to correspond to any extension of the Offer.

Reference is made to Section 1 of the Offer to Purchase that is attached as Exhibit B, which is incorporated herein by reference.

ITEM 2. ISSUER INFORMATION.

(a)

The name of the issuer is Hedge Fund Guided Portfolio Solution. The Fund is registered under the Investment Company Act of 1940, as amended (the “1940 Act”), as a closed-end, non-diversified, management investment company. It is organized as a Delaware statutory trust. The principal executive office of the Fund is located at 900 North Michigan Avenue, Suite 1100, Chicago, Illinois 60611 and the telephone number is (312) 506-6500.

(b)

The title of the securities that are the subject of the Offer is shares of beneficial interest of the Fund (referred to herein as Shares). As of the start of business on September 1, 2023, there was approximately $211,436,167 in outstanding Shares. Subject to the conditions set forth in the Offer, the Fund will purchase up to $52,500,000 of Shares that are tendered by and not withdrawn by Investors, subject to any extension of the Offer.

(c)	Shares are not traded in any market, and any transfer thereof is strictly limited by the terms of the Fund’s Declaration of Trust, as amended from time to time (the “Declaration of Trust ”).

ITEM 3. IDENTITY AND BACKGROUND OF FILING PERSON.

(a)

The name of the filing person is Hedge Fund Guided Portfolio Solution. The Fund’s principal executive office is located at 900 North Michigan Avenue, Suite 1100, Chicago, Illinois 60611 and the telephone

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number is (312) 506-6500. The president and principal financial officer of the Fund are Scott J. Lederman and Kathleen P. Sullivan, respectively. Their address is c/o Hedge Fund Guided Portfolio Solution, 900 North Michigan Avenue, Suite 1100, Chicago, Illinois 60611 and the telephone number is (312) 506-6500. The investment adviser of the Fund is Grosvenor Capital Management, L.P. (the “Adviser”). The principal executive office of the Adviser is located at 900 North Michigan Avenue, Suite 1100, Chicago, Illinois 60611 and it may be reached at (312) 506-6500. The members of the Board are Henry S. Bienen, Alan Brott, Brian P. Gallagher, Scott J. Lederman, Victor J. Raskin and Thomas G. Yellin. Their address is c/o the Fund at 900 North Michigan Avenue, Suite 1100, Chicago, Illinois 60611 and their telephone number is (312) 506-6500.

ITEM 4. TERMS OF THIS TENDER OFFER.

(a)	(1)	(i)

Subject to the conditions set forth in the Offer, the Fund will purchase up to $52,500,000 of Shares that are tendered by Investors by 12:00 midnight, Eastern Time, on the Expiration Date, which is October 27, 2023, unless the Offer is extended, and not withdrawn.

(ii)	The purchase price of Shares tendered and accepted for purchase will be their net asset value as of the close of business on the Valuation Date.

Reference is made to Sections 3 and 7 of the Offer to Purchase that is attached as Exhibit B, which are incorporated herein by reference.

(iii)	The scheduled expiration date of the Offer is 12:00 midnight, Eastern Time, October 27, 2023, unless extended.

(iv)	Not applicable.

(v)

The Fund reserves the right, at any time and from time to time, to extend the period of time during which the Offer is pending by notifying Investors of the extension and the new Expiration Date. Reference is made to Section 8 of the Offer to Purchase that is attached as Exhibit B, which is incorporated herein by reference.

(vi)

Any Investor tendering Shares pursuant to the Offer may withdraw the tender at any time prior to the Expiration Date pursuant to Rule 13e-4 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”). Shares may be re-tendered, however, provided that such tenders are made before 12:00 midnight, Eastern Time, on the Expiration Date, which is October 27, 2023, unless the Offer is extended by following the tender procedures described herein. Pursuant to Rule 13e-4 of the Exchange Act, if the Fund has not yet accepted an Investor’s tender of Shares at any time on or before November 22, 2023 (i.e., 40 business days from the commencement of the Offer), an Investor may withdraw its tender of Shares after November 22, 2023.

(vii)

Reference is made to Sections 5 and 6 of the Offer to Purchase that is attached as Exhibit B, which are incorporated herein by reference. A copy of: (a) the Cover Letter to the Offer to Purchase and the Letter of Transmittal; (b) the Offer to Purchase; (c) a form of Letter of Transmittal; (d) a form of Notice of Withdrawal of Tender; and (e) forms of Letters to Investors that will be sent in connection with the Fund’s acceptances of tenders of Shares, are attached hereto as Exhibits A, B, C, D and E, respectively.

(viii)

For purposes of the Offer, the Fund will be deemed to have accepted for purchase Shares that are tendered as, if and when it gives written notice to the tendering Investors of its election to purchase such Shares.

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(ix)	Reference is made to Sections 4 and 8 of the Offer to Purchase that is attached as Exhibit B, which is incorporated herein by reference.

(x)	Reference is made to Section 2 of the Offer to Purchase that is attached as Exhibit B, which is incorporated herein by reference.

(xi)	Not applicable.

(xii)	Reference is made to Section 10 of the Offer to Purchase that is attached as Exhibit B, which is incorporated herein by reference.

(a)	(2)	Not applicable.

(b)

To the Fund’s knowledge, no executive officer, trustee, or other affiliate plans to tender, and the Fund presently has no plans to purchase the Shares of any executive officer, trustee or other affiliate of the Fund pursuant to the Offer.

ITEM 5. PAST CONTRACTS, TRANSACTIONS, NEGOTIATIONS AND AGREEMENTS WITH RESPECT TO THE ISSUER’S SECURITIES.

(a) – (d) Not applicable.

(e)

The Fund’s Prospectus and Statement of Additional Information, as updated and supplemented from time to time, and the Declaration of Trust, provide that the Board has the discretion to determine whether the Fund will purchase Shares from time to time from Investors pursuant to written tenders. The Adviser expects that it will recommend to the Board that the Fund purchase Shares from Investors four times each year, effective as of the last business day of each calendar quarter. The Fund is not aware of any contract, arrangement, understanding or relationship relating, directly or indirectly, to this tender offer (whether or not legally enforceable) between: (i) the Fund, the Adviser, any trustee of the Fund or any person controlling the Fund or controlling the Adviser or any trustee of the Fund; and (ii) any other person, with respect to the Shares.

ITEM 6. PURPOSES OF THIS TENDER OFFER AND PLANS OR PROPOSALS OF THE ISSUER OR AFFILIATE.

(a)	Reference is made to Section 2 of the Offer to Purchase that is attached as Exhibit B, which is incorporated herein by reference.

(b)	Reference is made to Section 2 of the Offer to Purchase that is attached as Exhibit B, which is incorporated herein by reference.

(c)

Reference is made to Section 9 of the Offer to Purchase that is attached as Exhibit B, which is incorporated herein by reference. Because Shares are not traded in any market, Subsections (6), (7) and (8) of Item 1006(c) of Regulation M-A are not applicable to the Fund.

(d)	None.

ITEM 7. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

(a), (b), and (d) Reference is made to Section 7 of the Offer to Purchase that is attached as Exhibit B, which is incorporated herein by reference.

(c)	Not applicable.

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ITEM 8. INTEREST IN SECURITIES OF THE ISSUER.

(a)	As of August 31, 2023, the Adviser or its affiliated corporate entities own approximately 0.05% of the Fund’s outstanding Shares and none of the executive officers or trustees own any Shares.

(b)

Other than the issuance of Shares at net asset value in the ordinary course of the Fund’s offering on each of August 1, 2023, and September 1, 2023, and the previous tender offer for the repurchase of Shares, there have been no transactions involving the Shares that were effected during the past 60 days by the Fund, the Adviser, and any trustee or officer of the Fund, or any person controlling the Fund or the Adviser. The Fund’s previous tender offer for the repurchase of Shares had an expiration date of July 27, 2023.

ITEM 9. PERSONS/ASSETS RETAINED, EMPLOYED, COMPENSATED OR USED.

(a)	No persons have been employed, retained or are to be compensated by the Fund to make solicitations or recommendations in connection with the Offer.

(b)	Not applicable.

ITEM 10. FINANCIAL STATEMENTS.

(a)	(1)

Reference is made to the following financial statements of the Fund, which the Fund has prepared and furnished to Investors pursuant to Rule 30e-1 under the 1940 Act and filed with the Securities and Exchange Commission pursuant to Rule 30b2-1 under the 1940 Act, and which are incorporated by reference in their entirety for the purpose of filing this Schedule TO:

Audited financial statements for the fiscal year ended March 31, 2022, previously filed on EDGAR on Form N-CSR on June 6, 2022.

Audited financial statements for the fiscal year ended March 31, 2023, previously filed on EDGAR on Form N-CSR on June 9, 2023.

A Copy of the financial statements may be obtained by visiting the SEC’s website at www.sec.gov or may be obtained free of charge by calling the Fund at (877) 355-1469.

(2)	The Fund is not required to and does not file quarterly unaudited financial statements under the Securities Exchange Act of 1934, as amended.

(3)	Not applicable.

(4)	Not applicable.

(b)	The Fund’s assets will be reduced by the amount of the tendered Shares that are purchased by the Fund. Thus, income relative to assets may be affected by the Offer.

ITEM 11. ADDITIONAL INFORMATION.

(a)	(1)	None.

(2)	None.

(3)	Not applicable.

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(4)	Not applicable.

(5)	None.

(b)	N/A.

(c)	N/A.

ITEM 12. EXHIBITS.

Reference is hereby made to the following exhibits which collectively constitute the Offer to Investors and are incorporated herein by reference:

A.	Cover Letter to the Offer to Purchase and the Letter of Transmittal.

B.	Offer to Purchase.

C.	Form of Letter of Transmittal.

D.	Form of Notice of Withdrawal of Tender.

E.	Forms of Letters to Investors in connection with the Fund’s acceptance of tenders of Shares.

F.	Calculation of Filing Fee Tables.

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SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

HEDGE FUND GUIDED PORTFOLIO SOLUTION

By: /s/ Scott J. Lederman
Name: Scott J. Lederman
Title: President

Dated: September 27, 2023

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EXHIBIT INDEX

A	Cover Letter to the Offer to Purchase and the Letter of Transmittal

B	Offer to Purchase

C	Form of Letter of Transmittal

D	Form of Notice of Withdrawal of Tender

E	Forms of Letters to Investors in connection with the Fund’s acceptance of tenders of Shares

F	Calculation of Filing Fee Tables

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